UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

The Parkview Group, Inc.
(Name of Registrant as Specified In Its Charter)

000-26277
(Commission File Number)

Delaware	98-0204758
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province
People’s Republic of China 242300
(Address of Principal Executive Offices)

Tel: (+86) 0563-430-9999
(Registrant’s Telephone Number)

This Information Statement is being mailed on or about November 17, 2010, by The Parkview Group, Inc. (the “Company” or “Parkview”) to the holders of record of shares of its common stock. This information statement (“Information Statement”) is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

On November 10, 2010, the Company entered into and closed a share exchange agreement (the “Share Exchange Agreement”) with Dynamic Ally, a British Virgin Islands company and the stockholders of 100% of Dynamic Ally’s common stock (the “Dynamic Ally Shareholders”), on the one hand, and Parkview and certain holders of Parkview’s issued and outstanding common stock and the holders of 100% of Parkview’s common stock, on the other hand. As a result of the Share Exchange Agreement, Dynamic Ally became Parkview’s wholly-owned subsidiary.

In connection with the consummation of the Share Exchange Agreement, Richard B. Frost resigned as our President, Chief Executive Officer and Chairman, Bert L. Gusrae resigned as our Secretary and Treasurer, and Rebecca A. Lozano resigned as our Vice President. On November 10, 2010, we appointed Mr. Wu Qiyou as our Chief Executive Officer and Chairman, David Dodge as our Chief Financial Officer, Chen Beihuang as our Vice General Manager, and Han Jialang as our Financial Controller.

Additionally, in connection with the consummation of the Share Exchange Agreement, Mr. Gusrae shall resign as a director of the Company on or about the tenth day after the mailing of this Schedule 14f-1. Effective at that time, Chen Beihuang, Han Jialang, He Zhiwei, and James J. Keil will be added as new directors of the Company.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On November 10, 2010, the Company entered into and closed a share exchange agreement (the “Share Exchange Agreement”) with Dynamic Ally, a British Virgin Islands company and the stockholders of 100% of Dynamic Ally’s common stock (the “ Dynamic Ally Shareholders “), on the one hand, and Parkview and certain holders of Parkview’s issued and outstanding common stock and the holders of 100% of Parkview’s common stock, on the other hand (the “Share Exchange Agreement” and the transaction, the “Reverse Merger Transaction”).

Dynamic Ally is a holding company that owns 100% of Ningguo Taiyang Incubation Plant Co., Ltd. (“Ningguo”), which is a wholly foreign-owned enterprise (“WFOE”) under the laws of the Peoples’ Republic of China (“PRC” or “China”). On May 26, 2010, Ningguo entered into and consummated a series of contracts with Anhui Taiyang Poultry Co, Ltd. (“Anhui Taiyang”), a PRC limited liability company and breeder and seller of ducks and duck parts, by which Ningguo will provide certain consulting and operating services to Anhui Taiyang. These agreements include a consulting services agreement, operating agreement, option agreement, equity pledge agreement, and voting rights proxy agreement. Through these contractual agreements, Dynamic Ally, by way of Ningguo, effectively controls the business of Anhui Taiyang upon closing of the Share Exchange Agreement.

Pursuant to the Share Exchange Agreement, the Company issued an aggregate of 6,577,551 shares of common stock to the Dynamic Ally Shareholders in exchange for 100% of the capital stock and ownership interests of Dynamic Ally. Parkview’s existing stockholders will retain 382,090 shares of Common Stock and 145,000 shares of Common Stock will be sold by one or more of Parkview’s existing stockholders to affiliates of Anhui management.

In connection with the consummation of the Share Exchange Agreement, Richard B. Frost resigned as our President, Chief Executive Officer and Chairman, Bert L. Gusrae resigned as our Secretary and Treasurer, and Rebecca A. Lozano resigned as our Vice President. On November 10, 2010, we appointed Mr. Wu Qiyou as our Chief Executive Officer and Chairman, David Dodge as our Chief Financial Officer, Chen Beihuang as our Vice General Manager, and Han Jialiang as our Financial Controller.

Additionally, in connection with the closing of the Merger Agreement, Mr. Gusrae plans to resign as a director of the Company on or about the tenth day after the filing of this Schedule 14f-1. Effective at that time, the following will be the new executive officers and directors of the Company:

Wu Qiyou – Chief Executive Officer, Chairman, and Director
David Dodge – Chief Financial Officer
Chen Beihuang – Vice General Manager and Director
Han Jialiang Financial Controller and Director
He Zhiwei –Director
James J. Keil – Director

As a result of the Share Exchange Agreement, (i) Dynamic Ally became a wholly-owned subsidiary of the Company, (ii) and Anhui Taiyang, the PRC company indirectly controlled by Dynamic Ally via Ningguo, became the Company’s operating entity.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. As of the date of this Information Statement, the Company’s authorized capital stock included 75,000,000 shares of common stock, of which 7,104,641 shares will be issued and outstanding upon consummation of the Share Exchange Agreement.

Security Ownership of Certain Beneficial Owners and Management

Upon the consummation of the Share Exchange Agreement on November 10, 2010, the following table sets forth certain information that would exist as of November 10, 2010 with respect to the beneficial ownership of the Company’s outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors, and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o Dynamic Ally Limited, No. 88 Eastern Outer Ring Road, Ningguo City, Anhui Province, PRC 242300.

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF COMMON STOCK
Wu Qiyou (3)	Common Stock	0	0%
Chen Beihuang (3)	Common Stock	0	0%
Han Jialiang	Common Stock	0	0%
He Zhiwei	Common Stock	0	0%
James J. Keil	Common Stock	0	0%
David Dodge	Common Stock	141,894	2.00%
Officers and Directors as a Group (6 persons)	Common Stock	141,894	2.00%

Firm Success International, Ltd. (2)	Common Stock	4,886,990	68.79%

(1)
Beneficial ownership percentages gives effect to the completion of the Reverse Merger Transaction, and are calculated based on 7,104,641 shares of Common Stock issued and outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of Common Stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 10, 2010. The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person’s name, subject to community property laws, where applicable, unless otherwise noted in the applicable footnote.

(2)
Phong Sae-Ia is the owner of 100% of the capital stock of Firm Success International, Ltd., and therefore owns 4,886,990 shares of the Company. Phong Sae-Ia’s ownership in Firm Success International, Ltd. will be subject to the Option Agreement, pursuant to which 100% of Phong Sae-Ia’s ownership in Firm Success International, Ltd. is expected to be transferred to the current shareholders of Anhui (of which Wu Qiyou owns 96% and Chen Beihuang owns 2%) within three years from the date of the Option Agreement. If the Option Agreement is exercised in full and assuming the Maximum Offering, Wu Qiyou would control 4,691,511, or 49.6%, and Chen Beihuang would own 97,740, or 1.03%, of the Company’s shares at such time as this equity interest were fully earned pursuant to the terms of the Option Agreement. Firm Success, in connection with a financing by the Company, pledged its shares security for the Company achieving a target income (“Target Income”). The pledged shares will be released from the pledge and returned to Firm Success if the Company achieves the Target Income. If the Target Income is not met, the Pledged Shares will be distributed pro rata to the investors in such financing.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information regarding the persons who have and/or will become directors and executive officers of the Company pursuant to the Share Exchange Agreement:

Name	Age	Position
Wu Qiyou	41	Chief Executive Officer and Chairman of the Board of Directors
David Dodge	35	Chief Financial Officer
Chen Beihuang	40	Vice General Manager and Director
Han Jialiang	45	Financial Controller and Director
He Zhiwei	43	Director
James J. Keil	82	Director

Set forth below is certain information with respect to the above-named officers and directors:

Wu Qiyou is the founder, Chief Executive Officer, and Chairman of the Board of Directors of Anhui. Mr. Wu founded Anhui in 1996 and has acted as the principal executive officer since that date. Prior to founding Anhui, Mr. Wu was the production manager of Xin Ling Electrical Machinery Factory of Ningguo County. Mr. Wu received a degree in enterprise management from Beijing Society Correspondence University in 1992.

Chen Beihuang has served as Anhui’s Vice General Manager since May 1999. Ms. Chen earned a junior college degree from Hefei Industrial College in 1998. Prior to joining Anhui in 1999, Ms. Chen held various financial management and accounting positions at manufacturing companies in the PRC, including Ri Quan Photoelectric Company, Hong Xing Machinery Plant, Shan MenVehicle Transport Company, and Jiangnan Chemical Factory.

Han Jialiang has served as Anhui’s Finance Controller since January 2000. Mr. Han received a junior college degree from Anhui Finance and Trade College in July 2006. Prior to joining Anhui in 2000, Mr. Han was Controller at Ningguo Industrial Group Company from August 1988 to May 1998, and was an auditor with Ningguo Audit Firm from May 1998 to December 1999.

David A. Dodge has been an independent financial consultant since 2007, acting as interim CFO and/or providing accounting, management, and financial reporting services for TTC Technology Corp (formerly SmarTire Systems, Inc.)(TCLIF.PK), Futuremedia PLC (FMDAY.OB), and multiple privately held Chinese companies in the process of going public and raising capital in North America. Previously, Mr. Dodge served as CFO of NeoMedia Technologies, Inc. (OTCBB: NEOM), a U.S. public company, from 2002 through 2007. From 1999 to 2002, Mr. Dodge held various finance-related positions with NeoMedia, including Director of Financial Reporting, Director of Financial Planning, and Controller. Prior to his public company experience, Mr. Dodge was an auditor with Ernst & Young LLP from 1997 to 1999. Mr. Dodge holds a B.A. in economics from Yale University and an M.S. in accounting from the University of Hartford, and is also a Certified Public Accountant (inactive).

He Zhiwei has served as the Director and Chief Financial Officer of Chisen Technologies, Inc. since November 2008. From 1999 to 2001, Mr. He served as Strategic Commodity Manager of Worldwide Operations at Dell, Inc. From February 2001 to November 2006, Mr. He was responsible for capacity and service management of Capital One’s Technology Operations and Data Center Operations. In 2005, Mr. He became the Finance Manager at Capital One Global Financial Services, where he analyzed, reported and managed the financials and the annual operating budget of $130 million. In his tenure at Capital One Financial Corporation, Mr. He maintained a rigorous cost management discipline. From November 2006 to December 2007, Mr. He led the efforts at Circuit City Stores Inc. and BDA Inc. to develop private label branding strategies, consumer electronics products and video gaming accessories, where he minimized the dependency on non value-added brands. From December 2007 to November 2008, Mr. He played a leadership role at Amazon.com Inc. in maximizing Amazon’s segment share and profitability by developing and implementing the Private Label and Direct Import infrastructure and programs that had reinforced Amazon’s position as the global leader in online shopping for all products. Mr. He also helped rapidly expand and grow Amazon’s international retail business in Europe, Japan and China.

James J. Keil. Mr. Keil is founder and President of Keil Partners, LLC, a marketing, consulting and government reseller firm started in November 2009 now located in Chicago, Illinois specializing in reselling hardware and software products and solutions to the various agencies of the U.S. federal government. Mr. Keil also been a Director of NeoMedia Technologies, Inc. (OTCBB:NEOM) since August 1996. Prior to having his own businesses, Mr. Keil worked for 38 years at IBM and Xerox Corporation in various marketing, sales and senior executive positions. From 1989 to 1995, Mr. Keil was on the board of directors of Elixir Technologies Corporation (a non-public corporation) and from 1990 to 1992 was the Chairman of its Board of Directors. From 1992 to 1996, Mr. Keil served on the board of directors of Document Sciences Corporation. Mr. Keil holds a B.S. degree from the University of Dayton and did Masters level studies at the Harvard Business School and the University of Chicago in 1961-1962.

The Board believes that each of the Company’s directors is highly qualified to serve as a member of the Board. Each of the directors has contributed to the mix of skills, core competencies and qualifications of the Board. When evaluating candidates for election to the Board, the Board seeks candidates with certain qualities that it believes are important, including integrity, an objective perspective, good judgment, leadership skills. The Company’s directors are highly educated and have diverse backgrounds and talents and extensive track records of success in what the Company believes are highly relevant positions. Some of the Company’s directors have served in its new operating entity, Anhui Taiyang, for many years and benefit from an intimate knowledge of our operations and corporate philosophy.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission (“SEC”) and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the most recent fiscal year prior to November 10, 2010, all of its executive officers, directors, or 10% stockholders had timely filed reports required under Section 16(a) except Bert L. Gusrae, Alicia M. Lasala, Richard B. Frost, Mark J. Hanna, and Rebecca A. Lozano, each of whom were late in filing a Form 3 and a Form 4, and Leo M. Smith, who was late in filing a Form 3.

LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, none of the Company’s directors, executive officers, promoters, control persons, or nominees has been:

●
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

●	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions of Parkview

On March 9, 2007 Parkview issued 1,000 shares of restricted common stock to C. Leo Smith, while he was Parkview’s officer and director for $250. Parkview repurchased these shares from Mr. Smith for $250 on January 4, 2008, upon his resignation as an officer and director of the Company.

On March 9, 2007 Parkview issued 1,000 shares of restricted common stock to John LaSala for $250. Mr. LaSala is the husband of Alicia M. LaSala, who holds more than five percent (5%) of Parkview’s issued and outstanding Common Stock. While Mrs. LaSala disclaims any beneficial interest in Mr. LaSala’s 1,000 shares, they are nevertheless deemed to be beneficially owned by her.

On April 4, 2007 Parkview issued 1,300 shares of restricted common stock for $325 to Bert L. Gusrae, an officer and director of Parkview, and Wendy Tand Gusrae, Mr. Gusrae’s wife. The shares are jointly held by Mr. and Mrs. Gusrae and may be deemed to be controlled by Mr. Gusrae.

On May 4, 2007 Parkview issued 1,000 shares of restricted common stock to the Nicholas F. LaSala Trust for $250. Mrs. Alicia M. LaSala holds more than five (5%) of the Company’s issued and outstanding Common Stock. Nicholas F. LaSala is the minor son of Mrs. LaSala and the beneficiary of the Nicholas F. LaSala Trust. While Mrs. LaSala disclaims any beneficial interest in the trust shares they may be deemed controlled by her.

On August 6, 2007, Parkview issued 1,000 shares of restricted common stock to Leroy A. Smith, MD for $250. Doctor Smith is the father of C. Leo Smith, Parkview’s former officer and director. Mr. Smith disclaimed any beneficial interest in the shares. Parkview repurchased the shares from Dr. Smith for $250 on January 4, 2008, upon Mr. Smith’s resignation as an officer and director of the Company.

On May 20, 2008 Parkview’s then majority shareholder and sole officer and director, Alicia M. LaSala, sold 400,000 shares, 300,000 shares, and 400,000 shares of her restricted common stock in Parkview to Richard B. Frost, Mark J. Hanna, and Bert L. Gusrae, respectively, for $0.001 per share, or a total of $1,100, in three (3) separate private transactions. The private transactions were consummated in conjunction with Mrs. LaSala’s resignation as an officer and director of Parkview and the coordinated appointment of Messrs. Frost, Hanna, and Gusrae as Parkview’s then new management.

On October 31, 2008, Messrs. Frost and Hanna each transferred 50,000 shares of their restricted common stock in Parkview to Rebecca A. Lozano, for $0.001 per share, or a total of $100 in connection with Ms. Lozano’s assumption of her officer position with the Company.

On November 5, 2008, the Company re-acquired 150,000 shares of the restricted common stock previously issued to Mr. Gusrae and 50,000 shares of the restricted common stock previously issued to Alicia M. LaSala, in each case for $0.001 per share, or a total of $200.

On May 11, 2009, Parkview issued 1,000 shares of restricted common stock to Rachel Frost, the wife of Richard B. Frost, and 1,000 shares of restricted common stock to Wendy Tand Gusrae, the wife of Bert L. Gusrae. Ms. Frost and Ms. Gusrae each paid $ 500 for their respective shares.

On July 7, 2009, Parkview issued 100,000 shares of restricted common stock to Frank Pellegrino for $50,000.

In each of these related transactions, the Company followed its informal unwritten policy and procedure for review, approval and ratification of proposed certain relationship transactions. The standard of review for approval and ratification of a certain relationship transaction is reasonableness and consistency with the needs of the Company, as discussed and subsequently determined by the Board unanimously, and in its sole discretion, at the time the transaction is proposed. In every case to date, the proposed transaction was reviewed by the Company’s Board of Directors when proposed, and received the Board’s unanimous written consent prior to consummation

Related Transactions of Dynamic Ally

As of June 30, 2010 and December 31, 2009, amounts due from related parties were comprised of the following:

	June 30,	December 31,
	2010	2009

Due from Wu Qiyou	$220,286	$735,861
Due from Chen Beihuang	126,458	585
Due from Wu Qida	29,375	29,252

	$376,119	$765,698

Wu Qiyou is Anhui Taiyang’s founder and principal executive officer and the holder of 96% of Anhui’s registered share capital.

Wu Qida is the holder of 2% of Anhui Taiyang’s registered share capital, and also the brother of Wu Qiyou.

Chen Beihuang is the holder of 2% of Anhui Taiyang’s registered share capital.

As of June 30, 2010 and December 31, 2009, Anhui Taiyang had $261,287 and $189,370, respectively, included in other accounts payable that was due to Taiyang Biological Corporation, a company owned 80% by Wu Qida.

Anhui Taiyang was involved in related party transactions during the six months ended June 30, 2010 and 2009 and years ended December 31, 2009 and 2008 as described below.

During the six months ended June 30, 2010 and 2009 and years ended December 31, 2009 and 2008, Anhui Taiyang made loans to Wu Qiyou in the amount of $403,675, $146,469, $325,637 and $67,938, respectively. Wu Qiyou made repayments on loan balances in the amount of $832,573, $38,646, $205,169 and $44,307 during the six months ended June 30, 2010 and 2009 and years ended December 31, 2009 and 2008, respectively. These loans were non-interest bearing and had no stated due date.

During the six months ended June 30, 2009 and years ended December 31, 2009 and 2008, Anhui Taiyang made loans to Wu Qida in the amount of $29,226, $29,237 and $718, respectively. No loans were made during 2010 and no repayments were made during 2010 or 2009. Wu Qida made a repayment on these loans in the amount of $718 during year ended December 31, 2008. Also during the six months ended June 30, 2010, Anhui Taiyang made purchases of feed components totaling $70,993 from Taiyang Biological Corporation, a company owned 80% by Wu Qida.

During the six months ended June 30, 2010 and 2009 and years ended December 31, 2009 and 2008, Anhui Taiyang made loans to Chen Beihuang in the amount of $134,387, $9,060, $16,007 and $19,103, respectively. Chen Beihuang made repayments on these loans in the amount of $8,997, $21,773, $28,286 and $6,444 during the six months ended June 30, 2010 and 2009 and years ended December 31, 2009 and 2008, respectively. These loans were non-interest bearing and had no stated due date.

Other than as disclosed above, there have been no other transactions since the beginning of our last fiscal year, or any currently proposed transactions in which we are, or plan to be, a participant and the amount involved exceeds $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.

Except with respect to the Share Exchange Agreement, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has or will have any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

Procedures for Approval of Related Party Transactions

Our Board of Directors is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis. The standard of review for approval and ratification of a certain relationship transaction is reasonableness and consistency with the needs of the Company, as discussed and subsequently determined by the Board unanimously, and in its sole discretion, at the time the transaction is proposed. In every case to date, the proposed transaction was reviewed by the Company’s Board of Directors when proposed, and received the Board’s unanimous written consent prior to consummation.

Director Independence

As of the closing of the Share Exchange Agreement, the Company has two directors, Wu Qiyou and Bert L. Gusrae, of which Bert L. Gusrae will resign upon the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders, and Chen Beihuang, Han Jialang, He Zhiwei, and James J. Keil will be appointed as directors. None of the Company’s directors qualify as an “independent” director as that term is defined under the National Association of Securities Dealers Automated Quotation system. Upon appointment of the new directors, He Zhiwei and James J. Keil will qualify as independent directors. He Zhiwei and James J. Keil will also be members of the audit committee upon their appointment to our board.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Audit Committee

We have not yet appointed an audit committee. At the present time, we believe that the members of Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. He Zhiwei and James J. Keil will be appointed as members of the audit committee upon their appointment to our board. He Zhiwei will act as chairman of the audit committee. He Zhiwei is a financial expert, as that term is defined by the SEC.

Compensation Committee

We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee. He Zhiwei and James J. Keil will be appointed as members of the compensation committee upon their appointment to our board.

Nominating Committee

We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

Board Leadership and Risk Oversight

Our Chief Executive Officer also serves as Chairman of the Board. The Board believes that the Company’s Chief Executive Officer is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry and the director most capable of identifying strategic priorities and executing our business strategy. In addition, having one person serve as both Chairman and Chief Executive Officer eliminates potential for confusion and provides clear leadership for the Company, with a single person setting the tone and managing our operations. The Board oversees specific risks, including, but not limited to:

●	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

●	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing annually the independence and quality control procedures of the independent auditors;

●	reviewing, approving, and overseeing risks arising from proposed related party transactions;

●	discussing the annual audited financial statements with the management;

●
meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management; and

●
monitoring the risks associated with management resources, structure, succession planning, development and selection processes, including evaluating the effect the compensation structure may have on risk decisions.

Code of Ethics

We have not adopted a code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions because, until recently, we have not been an operating company. We expect to prepare a Code of Ethics in the near future.

SUMMARY COMPENSATION TABLE

The following Executive Compensation Chart highlights the compensation for our executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior two fiscal years.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non–Equity Incentive Plan Compensation ($)	Change in Pension Value and Non–Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wu Qiyou	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—

Richard B. Frost*	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—

Alicia M. LaSala**	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—

*Mr. Frost resigned as our Chief Executive Officer and President on November 10, 2010.
**Ms. LaSala resigned as our Chief Executive Officer in May of 2008.

Outstanding Equity Awards at Fiscal Year-End Table.

None of our executive officers received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

Employment Agreements with Executive Officers

David Dodge

On March 26, 2010, Anhui entered into a consulting agreement with David Dodge, an individual, pursuant to which Mr. Dodge was engaged to act as Chief Financial Officer of Taiyang prior to completion of the Share Exchange, and in the same capacity of the Company upon the closing of the Reverse Merger Transaction. Pursuant to the terms of the consulting agreement, Mr. Dodge received 144 shares of Dynamic common stock prior to the closing of the Share Exchange. The contract also calls for Mr. Dodge to be compensated at a rate of $150 per hour for services performed, with a maximum of $10,000 per month. Mr. Dodge’s employment contract was transferred to the Company upon the closing of the Reverse Merger Transaction.

Director Compensation

Currently, we do not pay any compensation to our directors for their service on the Board of Directors. However, we intend to review and consider future proposals regarding director compensation.

Stock Option Plans

None.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. Decisions regarding compensation will be determined by our compensation committee once established; our compensation committee will consist of our three independent directors effective until the expiration of the ten day period following the mailing of the Schedule 14f-1 to the Company’s shareholders.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PARKVIEW GROUP, INC.

November 15, 2010	/s/ David Dodge
David Dodge
Chief Financial Officer